Exhibit 2
STOCK SALE AND PURCHASE AGREEMENT
     STOCK SALE AND PURCHASE AGREEMENT (this “Agreement”), dated as of January 6, 2006 by and among (i) Allan R. Tessler (“Mr. Tessler”), (ii) ART/FGT Family Partners Ltd, and Tessler Family Limited Partners (each a “Seller” and collectively the “Sellers”), and (iii) Pearson DBC Holdings Inc., a Delaware corporation (“Purchaser”).
RECITALS
     WHEREAS, each Seller owns the shares of Common Stock, par value $.01 per share, of Interactive Data Corporation, a Delaware corporation (the “Company) specified below (the “Shares”) ; and

ART/FGT Family Partners Ltd	585,739
Tessler Family Limited Partners	545,000

Total	1,130,739
     WHEREAS, Purchaser desires to purchase from each Seller the Shares owned by such Seller on the terms and conditions set forth in this Agreement.
     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
     1. Sale of Common Stock. On the terms of this Agreement, each Seller agrees to sell to Purchaser, and Purchaser agrees to purchase, the Shares owned by such Seller for a price per Share of $21.67. The aggregate purchase price for all the Shares being purchased from the Sellers, pursuant hereto shall be $24,503,114.13. The transaction shall settle on January 9, 2006 (or such subsequent date prior to January 13, 2006 or shall be agreed by the parties) (such date, the “Closing Date”). If this transaction shall not have settled by January 13, 2006, this agreement shall terminate.
     On the Closing Date, Purchaser shall pay to the Sellers the purchase price required to be paid by wire transfer of funds.
     2. Delivery. On the Closing Date, each Seller shall deliver to Purchaser certificates representing the Shares owned by such Seller, duly endorsed in blank or accompanied by an appropriate instrument of transfer duly endorsed in blank, together with any other documents that are necessary for Purchaser to acquire record and beneficial ownership of the Shares represented thereby.
     3. Representations and Warranties. Mr. Tessler and each Seller hereby represents and warrants to Purchaser that each Seller owns the Shares specified above free and clear of any liens, security interests or other encumbrances and has full power and the legal right to transfer such Shares to Purchaser as contemplated by this Agreement.
     4. Further Assurances. Each party hereto shall execute and deliver such additional instruments and other documents and shall take such further actions as may be reasonably necessary or appropriate to effectuate, carry out and comply with all of its obligations under this Agreement.
     5. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof.
     6. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to any principles of conflicts of law that might require the application of the laws of any other jurisdiction.

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by each party hereto as of the date first above written.

/s/ Allan R. Tessler
Allan R. Tessler

SELLERS: ART/FGT Family Partners Ltd.
By:	Tessler FMC, LLC, General Partner

By:	/s/ Andrea L. Tessler
	Name:	Andrea L. Tessler
	Title:	Operating Manager

Tessler Family Limited Partners
By:	Tessler FMC, LLC, General Partner

By:	/s/ Andrea L. Tessler
	Name:	Andrea L. Tessler
	Title:	Operating Manager

PEARSON DBC HOLDINGS INC.
By:	/s/ Thomas Warton
	Name:	Thomas Wharton
	Title:	Vice President